Independent Auditors' Consent



The Board of Directors:
FNB Rochester Corp.:


We consent to incorporation by reference in registration statements Nos. 33-65194, 333-15325, and 333-66413 on Form S-8 of FNB Rochester Corp. of our report dated January 25, 1999, relating to the consolidated statements of financial condition of FNB Rochester Corp. and subsidiary as of December 31,
1998 and 1997, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 1998, which report has been included in the December 31, 1998 annual report on Form 10-K of FNB Rochester Corp.

/s/ KPMG LLP

Rochester, New York
March 23, 1999